As filed with the Securities and Exchange Commission on May 12, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MARTIN MARIETTA MATERIALS, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	56-1848578
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

(919) 781-4550

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Roselyn R. Bar

Executive Vice President, General Counsel and Corporate Secretary

Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

(919) 781-4550

(Name, address, including zip code, telephone number,

including area code, of agent for service)

Copy to:

Joseph D. Zavaglia

Cravath, Swaine & Moore LLP

825 Eighth Avenue

Worldwide Plaza

New York, New York 10019

(212) 474-1724

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Debt Securities (which may be senior or subordinated, convertible or non-convertible), Common Stock, Preferred Stock, Warrants(1)	(2)	(2)	(2)	(3)

(1)	Warrants to purchase the above-referenced securities may be offered and sold separately or together with other securities.
(2)	Omitted pursuant to Form S-3 General Instruction II(E). An indeterminate aggregate initial offering price or number of the securities of each identified class is being registered as may from time to time be issued at indeterminate prices. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities. The proposed maximum offering price will be determined from time to time by the registrant in connection with the issuance by the registrant of securities registered hereunder.
(3)	In accordance with Rule 456(b) and Rule 457(r) under the Securities Act, the Registrant is deferring payment of the entire registration fee.

Prospectus

Martin Marietta Materials, Inc.

Debt Securities

Common Stock

Preferred Stock

Warrants

The following are types of securities that we may offer, issue and sell from time to time, together or separately:

•	debt securities, which may be senior or subordinated, convertible or non-convertible;

•	shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase debt or equity securities.

This prospectus describes some of the general terms that may apply to the offered securities. The specific terms and amounts of the offered securities will be fully described in supplements to this prospectus, which may add, update or change information in this prospectus. Please read carefully any prospectus supplements or related free writing prospectus and this prospectus and any information incorporated by reference carefully before you invest in these securities.

Our common stock is listed on The New York Stock Exchange under the trading symbol “MLM.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves risks. See “Risk factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. The names of any underwriters, dealers or agents and the terms of the arrangements with such entities will be stated in an accompanying prospectus supplement or any related free writing prospectus.

The date of this prospectus is May 12, 2017.

About this prospectus

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities using this prospectus, we will provide a prospectus supplement or prospectus supplements containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find more information” and “Incorporation by reference” before purchasing any of our securities. References to “securities” include any security that we might sell under this prospectus and any prospectus supplement. References to “$” and “dollars” are to United States dollars.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of such documents have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where you can find more information” and “Incorporation by reference.”

You should rely only on the information contained or incorporated by reference in this prospectus or applicable prospectus supplement or any free writing prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information in this prospectus or any prospectus supplement or any related free writing prospectus, as well as the information incorporated by reference herein or therein, is accurate only as of the date of the document containing such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus and any prospectus supplement, unless otherwise indicated, the terms “Company,” “we,” “us” and “our” refer to Martin Marietta Materials, Inc. and its consolidated subsidiaries.

i

About the registrant

We are principally engaged in the building materials business, including aggregates, cement, ready mixed concrete and asphalt and paving product lines, which are sold and shipped from a network of more than 275 aggregates quarries and yards, two cement plants, five distribution facilities and more than 150 ready mixed concrete and asphalt plants in 29 states, Canada, the Bahamas and the Caribbean Islands. Our cement (Portland and specialty cements), ready mixed concrete and asphalt and paving product lines are located in strategic, vertically integrated markets, predominantly Texas and Colorado, where being able to supply a full range of building materials products is important for customer service. Building materials are used for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates and cement products are also used in the railroad, agricultural, utility and environmental industries. We also have a Magnesia Specialties segment, with production facilities in Ohio and Michigan, which produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers in the steel industry.

We were formed in 1993 as a North Carolina corporation to serve as successor to the operations of the materials group of the organization that is now Lockheed Martin Corporation. Our principal executive offices are located at 2710 Wycliff Road Raleigh, North Carolina 27607-3033, and our telephone number is (919) 781-4550.

Risk factors

Investment in the offered securities involves risks. Before acquiring any securities offered pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement or any related free writing prospectus, including, without limitation, the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in our Current Report filed on May 12, 2017 (to the extent incorporated by reference herein), as the same may be updated from time to time by our subsequent filings with the SEC. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. To the extent a particular offering implicates additional known material risks, we will include a discussion of those risks in the applicable prospectus supplement. Please also refer to the section below entitled “Forward-looking Statements.”

Forward-looking statements

This prospectus, including the information incorporated herein by reference, any prospectus supplement, any related free writing prospectus and the information incorporated by reference therein, contain statements which, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of federal securities law. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and are based on assumptions that we believe in good faith are reasonable at the time the statements are made, but which may be materially different from actual results. Investors can identify these statements by the fact that they do not relate only to historic or current facts. The words “may,” “will,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “project,” “scheduled,” and similar expressions in connection with future events or future operating or financial performance are intended to identify forward-looking statements. Any or all of the Company’s forward-looking statements in this prospectus, including the information incorporated herein by reference, any prospectus supplement, any related free writing prospectus and the information incorporated by reference therein and in other publications may turn out to be wrong.

Statements and assumptions on future revenues, income and cash flows, performance, economic trends, the outcome of litigation, regulatory compliance, and environmental remediation cost estimates are examples of forward-looking statements. Numerous factors, including those discussed in the documents referred to under the heading “Risk factors” which include our filings with the Commission referred to under the heading “Incorporation by reference” could affect our forward-looking statements and actual performance. You should consider all of our forward-looking statements in light of the factors discussed in those documents. In addition, other risks and uncertainties not presently known to us or that we currently consider immaterial could affect the accuracy of our forward-looking statements.

Except as required by law, we undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus.

Use of proceeds

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of securities offered by this prospectus and any applicable prospectus supplement will be used for general corporate purposes. Until we apply the proceeds from a sale of securities to their intended purposes, we may invest those proceeds in short-term investments, including repurchase agreements, some or all of which may not be investment grade.

Ratio of earnings to fixed charges

The following table shows our historical ratio of earnings to fixed charges for the periods indicated. As we have no shares of preferred stock outstanding as of the date of this prospectus, no ratio of earnings to fixed charges and preferred dividends is presented.

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	2.26	6.45	4.88	3.69	3.41	2.45

We computed the ratio of earnings to fixed charges by dividing “Earnings and Fixed Charges” by the amount of “Total Fixed Charges.” For the purposes of calculating this ratio, we have calculated “Earnings and Fixed Charges” by adding (i) Earnings before income taxes; (ii) gain or loss from less than 50%-owned associated companies; (iii) interest expense; and (iv) the portion of rents representative of an interest factor. For the purposes of calculating this ratio, we have calculated “Total Fixed Charges” by adding (i) interest expense; (ii) capitalized interest; and (iii)  the portion of rents representative of an interest factor.

Description of debt securities

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those debt securities will be described in the prospectus supplement relating to those debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

We may issue senior or subordinated debt securities. We will issue the senior debt securities under an indenture to be entered into between us and Regions Bank, as trustee, and any supplemental indentures thereto. We refer to the applicable indenture under which senior debt securities are issued as the “senior indenture”. We will issue the subordinated debt securities under an indenture to be entered into between us and a commercial bank to be selected, as trustee, and any supplemental indenture thereto. We refer to the applicable indenture under which subordinated debt securities are issued as the “subordinated indenture”. We refer to the senior indenture and the subordinated indenture, collectively, as the “base indentures”.

As used in this prospectus, “debt securities” means our direct unsecured general obligations and may include debentures, notes, bonds or other evidences of indebtedness that we issue and the trustee authenticates and delivers under the applicable base indenture. The prospectus supplement relating to any offering of debt securities will describe more specific terms of the debt securities being offered.

Debt securities will be issued under a base indenture in one or more series established pursuant to a supplemental indenture or a resolution duly adopted by our board of directors or a duly authorized committee thereof. The base indentures do not limit the aggregate principal amount of debt securities that may be issued thereunder, or the amount of series that may be issued. We refer to the base indentures (together with each applicable supplemental indenture or resolution establishing the applicable series of debt securities) collectively in this prospectus as the “indentures”. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended.

The forms of the base indentures have been filed as exhibits to the registration statement of which this prospectus forms a part. The following summaries of certain provisions of the base indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the base indenture and the supplemental indenture or board resolution (including the form of debt security) relating to the applicable series of debt securities.

General

The senior debt securities will be our unsecured obligations and will rank equally with all of our other senior debt from time to time outstanding. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our unsubordinated debt, including any senior debt securities, as described below under “—Subordinated indenture provisions—Subordination.”

Our secured debt will be effectively senior to the debt securities to the extent of the value of the assets securing such debt. Unless otherwise indicated in a prospectus supplement, the debt securities will be exclusively our obligations and not of our subsidiaries and therefore the debt securities will be structurally subordinate to the debt and liabilities of any of our subsidiaries.

The applicable prospectus supplement will describe the specific terms of each series of debt securities being offered, including some or all of the following:

•	the title of the debt securities;

•	the price at which the debt securities will be issued (including any issue discount);

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates (or manner of determining the same) on which the debt securities will mature;

•	the rate or rates (which may be fixed or variable) per annum (or the method or methods by which such rate or rates will be determined) at which the debt securities will bear interest, if any, and the date or dates from which such interest will accrue;

•	the date or dates on which such interest will be payable and the record dates for such interest payment dates and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	if the trustee in respect of the debt securities is other than Regions Bank (or any successor thereto), the identity of the trustee;

•	any mandatory or optional sinking fund or purchase fund or analogous provision for such debt securities;

•	any provisions relating to the date after which, the circumstances under which, and the price or prices at which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at our option or of the holder thereof and certain other terms and provisions of such optional or mandatory redemption;

•	if the debt securities are denominated in other than U.S. dollars, the currency or currencies (including composite currencies) in which the debt securities are denominated;

•

if payments of principal (and premium, if any) or interest, if any, in respect of the debt securities are to be made in a currency other than U.S. dollars or the amounts of such payments are to be determined with reference to an index based on a currency or currencies other than that in which the debt securities are denominated, the currency or currencies (including composite currencies) or the manner in which such amounts are to be determined, respectively;

•	if other than or in addition to the events of default described in the base indentures, the events of default with respect to the debt securities of that series;

•	any provisions relating to the conversion of debt securities into debt securities of another series or shares of our capital stock or any other equity securities;

•	for the subordinated debt securities, whether the specific subordination provisions applicable to the subordinated debt securities are other than as set forth in the subordinated indenture;

•	any provisions restricting defeasance of the debt securities;

•	any covenants or other restrictions on our operations;

•	conditions to any merger or consolidation; and

•	any other terms of the debt securities.

Unless otherwise indicated in a prospectus supplement in respect of which this prospectus is being delivered, principal of, premium, if any, and interest, if any, on the debt securities (other than debt securities issued as global securities) will be payable, and the debt securities (other than debt securities issued as global securities) will be exchangeable and transfers thereof will be registrable, at the office of the trustee with respect to such series of debt securities and at any other office maintained at that time by us for such purpose, provided that, at our option, payment of interest may be made by check mailed to the address of the holder as it appears in the register of the debt securities.

Unless otherwise indicated in a prospectus supplement relating thereto, the debt securities will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 thereafter. For certain information about debt securities issued in global form, see “—Global securities” below. No service charge shall be made for any registration of transfer or exchange of the Securities, but we may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith.

Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par which are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the prospectus supplement in respect of which this prospectus is being delivered, if applicable.

Debt securities may be issued, from time to time, with the principal amount payable on the applicable principal payment date, or the amount of interest payable on the applicable interest payment date, to be determined by reference to one or more currency exchange rates or other factors. In such cases, holders of such debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest payable on such dates, depending upon the value on such dates of the applicable currency or other factor. Information, if any, as to the methods for determining the amount of principal or interest payable on any date, the currencies or the factors to which the amount payable on such date is linked and certain additional tax considerations applicable to the debt securities will be set forth in a prospectus supplement in respect of which this prospectus is being delivered.

The indentures provide that the trustee and the paying agent shall promptly pay to us upon request any money held by them for the payment of principal (and premium, if any) or interest that remains unclaimed for two years.

The base indentures do not limit the amount of additional unsecured indebtedness that we or any of our subsidiaries may incur. Unless otherwise specified in the resolutions or in any supplemental indenture establishing the terms of the debt securities, the terms of the debt securities do not afford holders of the debt securities protection in the event of a highly leveraged or other similar transaction involving us that may adversely affect the holders of the debt securities. Debt securities of any particular series need not be issued at the same time and, unless otherwise provided, a series may be re-opened, without the consent of the holders of such debt securities, for issuances of additional debt securities of that series, unless otherwise specified in the resolutions or any supplemental indenture establishing the terms of the debt securities.

Global securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depositary identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depositary for that global security and its nominees or its respective successors are permitted.

Unless otherwise provided in the applicable prospectus supplement, The Depository Trust Company, New York, New York, which we refer to in this prospectus as “DTC” will act as depositary for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

Amendment, supplement and waiver

Subject to certain exceptions, the indentures or the debt securities of any series may be amended or supplemented with the written consent of the holders of not less than a majority in principal amount of the then outstanding debt securities of the affected series; provided that we and the trustee may not, without the consent of the holder of each outstanding debt security of such series affected thereby, (a) reduce the amount of debt securities of such series whose holders must consent to an amendment, supplement or waiver, (b) reduce the rate of or extend the time for payment of interest on any debt security of such series, (c) reduce the principal of or extend the fixed maturity of any debt security of such series, (d) reduce the portion of the principal amount of a discounted security of such series payable upon acceleration of its maturity or (e) make any debt security of such series payable in money other than that stated in such debt security. Any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the debt securities of the affected series, except a default in payment of principal or interest or in respect of other provisions requiring the consent of the holder of each such debt security of that series in order to amend. Without the consent of any holder of debt securities of such series, we and the trustee may amend or supplement the indentures or the debt securities without notice to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated debt securities in addition to or in place of certificated debt securities, to comply with the provisions of the applicable indenture concerning mergers, consolidations and transfers of all or substantially all of our assets, to appoint a trustee other than Regions Bank (or any successor thereto) as trustee in respect of one or more series of debt securities, or to add, change or eliminate provisions of the applicable indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act of 1939, as amended. In addition, without the consent of any holder of debt securities, we and the trustee may amend or supplement the indentures or the debt securities to make any change that does not materially adversely affect the rights of any holder of that series of debt securities. Whenever we request the trustee to take any action under the indentures, including a request to amend or supplement the applicable indenture without the consent of any holder of debt securities, we are required to furnish the trustee with an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with and, in the case of amendments or waivers, that such waiver or amendment is authorized or permitted under the Indenture. Without the consent of any holder of debt securities, the trustee may waive compliance with any provisions of the indentures or the debt securities if the waiver does not, in the determination of the company, materially adversely affect the rights of any such holder.

Default and remedies

An “Event of Default” under the indentures in respect of any series of debt securities is:

(1) default for 30 days in payment of any interest on the debt securities of that series;

(2) default in payment of any principal of, or premium, if any, on the debt securities of that series when due;

(3) failure by the Company for 90 days, after notice to it, to comply with any of its other agreements in the debt securities of that series or the applicable indenture for the benefit of holders of debt securities of that series;

(4) certain events of bankruptcy or insolvency applicable to the Company; and

(5) any other event of default specifically provided for by the terms of such series, as described in the related prospectus supplement.

If an Event of Default in respect of the debt securities of a particular series (other than as referred to in clause (4) above) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of the affected series may declare the debt securities of that series to be due and payable immediately, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of the outstanding debt securities of the affected series. If an Event of Default referred to in clause (4) above occurs and is continuing, the principal of and interest on, all of the then outstanding debt securities will become immediately due and payable without any declaration or other act on the part of the trustee or the holders of such debt securities.

No holder of debt securities may pursue any remedy against the Company under the applicable indenture (other than with respect to the right to receive any payment of principal, premium, if any, or interest due in respect of the debt securities of such series) unless such holder previously shall have given to the trustee written notice of default and unless the holders of at least 25% in principal amount of the debt securities of the affected series shall have made a written request to the trustee to pursue the remedy and shall have offered the trustee indemnity satisfactory to it, the trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of the debt securities of the affected series.

Holders of debt securities may not enforce the indentures or the debt securities except as provided in the applicable indenture. The trustee may refuse to enforce the indentures or the debt securities unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of debt securities seeking to direct the trustee to take certain actions under the applicable indenture against any loss, liability or expense.

Subject to certain limitations, holders of a majority in principal amount of the debt securities of any series may direct the trustee in its exercise of any trust or power under the applicable indenture in respect of that series. The indentures provide that the trustee will give to the holders of debt securities of any particular series notice of all events of default actually known to it, within 90 days after the trustee obtains actual knowledge of any event of default with respect such debt securities, unless the event of default shall have been cured or waived. The trustee may withhold from holders of debt securities notice of any continuing event of default (except a default in any payment of principal, premium, if any, or interest due in respect of such debt securities) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the trustee as to the compliance by the Company with certain covenants under the applicable indenture and the absence of a default thereunder, or as to any such default that existed.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the debt securities or the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, the holder of such debt security waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of the debt securities.

Satisfaction, discharge and defeasance

The indentures provide, unless such provision is made inapplicable to the debt securities of any series issued pursuant to the applicable indenture, that we may, subject to certain conditions described below, discharge our indebtedness and our obligations or certain of our obligations under the applicable indenture in respect of debt securities of a series by depositing funds or, in the case of debt securities payable in U.S. dollars, U.S. government obligations or debt securities of the same series with the trustee. The indentures provide that, upon satisfaction of certain conditions (1) we will be discharged from any obligation to comply with certain obligations under the indentures and any noncompliance with such obligations shall not be an event of default in respect of the series of debt securities or (2) we will be discharged from any and all obligations in respect of the series of debt securities (except for certain obligations, including obligations to register the transfer and exchange of the debt securities of such series, to replace mutilated, destroyed, lost or stolen debt securities of such series, to maintain paying agencies and to cause money to be held in trust), in either case upon the deposit with the trustee, in trust, of money, debt securities of the same series and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities. Unless otherwise indicated in a prospectus supplement, in the event of any such defeasance under clause (1) above, our other obligations under the applicable indenture and the debt securities of the affected series shall remain in full force and effect. In the event of a discharge under clause (2) above, the holders of debt securities of the affected series are entitled to payment only from the trust fund created by such deposit for payment. Prospective purchasers should consult their tax advisors as to the possible tax effects of such a defeasance and discharge.

In connection with the defeasance of all or certain of our obligations under the indentures as provided above, we from time to time may elect to substitute U.S. government obligations or debt securities of the same series for any or all of the U.S. government obligations deposited with the trustee; provided that the money, U.S. government obligations and/or debt securities of the same series in trust following such substitution or substitutions will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities. The indentures also may enable us (1) to direct the trustee to invest any money received by the trustee in the U.S. government obligations comprising the trust in additional U.S. government obligations and (2) to withdraw monies or U.S. government obligations from the trust from time to time; provided that the money and/or U.S. government obligations in trust following such withdrawal will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities.

Subordinated indenture provisions

The subordinated debt securities will be issued under the subordinated indenture. The subordinated debt securities will rank on an equal basis with certain of our other subordinated debt that may be outstanding from time to time and will rank junior to all of our senior debt, as defined below, including any senior debt securities that may be outstanding from time to time.

Subordination. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated indenture or any supplement thereto to all of our senior debt, including all debt securities we have issued and will issue under the senior indenture.

As used in the subordinated indenture and this prospectus, the term “senior debt” means the principal, premium, if any, unpaid interest and all fees and other amounts payable in connection with any debt for money borrowed other than (1) debt incurred (a) with respect to certain elections under the federal bankruptcy code, (b) debt to our subsidiaries, (c) debt to our employees, (d) tax liability and (e) certain trade payables, (2) all obligations under interest rate, currency and commodity swaps, caps, floors, collars, hedge arrangements, forward contracts or similar agreements and (3) renewals, extensions, modifications and refunds of any such debt.

Unless otherwise indicated in the applicable prospectus supplement, we may not pay principal of, premium, if any, sinking fund or interest, if any, on any subordinated debt securities if:

•	a default on senior debt exists that permits the holders of such senior debt to accelerate its maturity, and

•	the default is the subject of judicial proceedings or we have received notice of such default.

We may resume payments on the subordinated debt securities when full payment of amounts then due for principal, premium, if any, sinking funds and interest on senior debt has been made or duly provided for.

Unless otherwise indicated in the applicable prospectus supplement, if there is any payment or distribution of our assets to creditors upon a total or partial liquidation or a total or partial dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding, holders of all present and future senior debt (which will include interest accruing after, or which would accrue but for, the commencement of any bankruptcy, reorganization, insolvency, receivership or similar proceeding) are entitled to receive payment in full of the principal, premium, if any and interest due thereon before holders of the subordinated debt securities are entitled to receive any payment on the subordinated debt securities. In addition, any payments or distributions of our assets, whether in cash, property or securities which would otherwise be made on subordinated debt securities will generally be paid to the holders of senior debt, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior debt is paid in full.

If the trustee under the subordinated indenture or any holders of the subordinated debt securities receive any payment or distribution of assets that is prohibited under the subordination provisions, before all senior debt is paid in full, such payment or distribution must be paid over to the holder of the senior debt.

After payment in full of all present and future senior debt, holders of subordinated debt securities will be subrogated to the rights of any holders of senior debt to receive payments or distributions that are applicable to the senior debt until all the subordinated debt securities are paid in full.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

Governing law

The debt securities and the indenture will be governed by the laws of the State of New York.

The trustee

Regions Bank is a lender under our credit facility, the trustee for our floating rate senior notes due 2017 and 4.25% senior notes due 2024 and from time to time performs other services for us in the normal course of business.

Additional information

The indenture is an exhibit to the registration statement of which this prospectus is a part. Any person who receives this prospectus may obtain a copy of the indenture without charge by writing to us at the address listed under the caption “Incorporation by reference.”

Description of capital stock

The following description of the terms of the capital stock we may issue summarizes certain portions of the North Carolina Business Corporation Act (the “Business Corporation Act”), our restated articles of incorporation, as amended, and our restated bylaws relating to our capital stock and sets forth certain general terms and provisions of capital stock to which any prospectus supplement may relate. Particular terms of the capital stock offered by any prospectus supplement and the extent, if any, to which these general terms and provisions will apply to any series of capital stock so offered will be described in the prospectus supplement relating to the applicable capital stock. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such series of capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Business Corporation Act, our restated certificate of incorporation, as amended, and our restated bylaws relating to our capital stock.

Common stock

We may issue shares of our common stock, either separately or together with other securities offered pursuant to this prospectus. Under our restated articles of incorporation, we are authorized to issue up to 100,000,000 shares of our common stock, par value of $0.01 per share. At March 31, 2017, there were 62,777,498 shares of our common stock issued and outstanding. You should read the applicable prospectus supplement relating to an offering of shares of our common stock, or of securities convertible, exchangeable or exercisable for shares of our common stock, for the terms of such offering, including the number of shares of common stock offered, the initial offering price and the market prices and dividend information relating to our common stock.

Each holder of a share of our common stock is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of shareholders. Holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to shareholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred stock

We currently have authorized 10,000,000 shares of preferred stock, par value of $0.01 per share. There are no shares of preferred stock issued and outstanding as of the date of this prospectus.

General

Our board of directors is authorized to establish from time to time one or more series of preferred stock, the number of shares to be included in any series of preferred stock, and to fix the designations, preferences, limitations and relative rights of the shares of such series. The specific terms of any preferred stock to be sold under this prospectus will be described in the applicable prospectus supplement. If so indicated in such prospectus supplement, the terms of the preferred stock offered may differ from the general terms set forth below. Unless otherwise specified in the prospectus supplement relating to the preferred stock offered thereby, each series of preferred stock offered will rank equal in right of payment to all other series of our preferred stock, and holders thereof will have no preemptive rights. The preferred stock offered will, when issued, be fully paid and nonassessable.

You should read the applicable prospectus supplement for the terms of the preferred stock offered. The terms of the preferred stock set forth in such prospectus supplement may include the following, as applicable to the preferred stock offered thereby:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered;

•	the liquidation preference and the offering price of the preferred stock;

•	the dividend rates of the preferred stock and/or methods of calculation of such dividends;

•	periods and/or payment dates for the preferred stock dividends;

•	whether dividends on the preferred stock are cumulative;

•	the liquidation rights of the preferred stock;

•	the sinking fund provisions, if applicable, for the preferred stock;

•	the redemption provisions, if applicable, for the preferred stock;

•	whether the preferred stock will be convertible into or exchangeable for other securities and, if so, the terms and conditions of conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period or the method of determining the same;

•	whether the preferred stock will have voting rights and, if so, the terms of such voting rights;

•	whether the preferred stock will be listed on any securities exchange;

•	whether the preferred stock will be issued with any other securities and, if so, the amount and terms of such other securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred stock.

Our authorized shares of common stock and preferred stock are available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of the stock exchange or automated quotation system on which our securities may be listed or trade. If the approval of our shareholders is not required for the issuance of shares of our common stock or preferred stock, our board of directors may determine to issue such shares without seeking shareholders’ approval.

Our board of directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a change in control of our Company. Any determination to issue such shares will be made by our board of directors based on its judgment as to the best interests of our Company and our shareholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an attempt to acquire our Company, including tender offers or other transactions that some, or a majority, of our shareholders might believe to be in their best interests, or in which our shareholders might receive a premium for their stock over the then current market price of such stock.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

Our common stock is listed and traded on The New York Stock Exchange under the symbol “MLM.”

Certain anti-takeover matters

A number of provisions in our restated articles of incorporation, our restated bylaws and the Business Corporation Act may make it more difficult to acquire control of us or remove our management.

Election of Directors. Prior to our 2017 annual meeting of shareholders, our board of directors has been divided into three classes, with directors in each class serving for a three-year term; one class being elected each year by our shareholders. Beginning with our 2017 annual meeting of shareholders, individuals elected as directors at each annual meeting will be elected for a one-year term. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors or by the shareholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Removal of Directors. Directors may be removed only for cause by a majority vote of the shareholders. Cause for removal is deemed to exist only if the director has been convicted in a court of competent jurisdiction of a felony or has been adjudged by a court of competent jurisdiction to be liable for fraudulent or dishonest conduct, or gross abuse of authority or discretion, with respect to the Company, and such conviction or adjudication has become final and non-appealable. If a director is elected by a voting group of shareholders, only such shareholders may participate in the vote to remove such director.

Approval of Certain Mergers, Consolidations, Sales and Leases. Our restated articles of incorporation require any purchase by us of shares of our voting stock from an interested shareholder (as defined below) who has beneficially owned such securities for less than two years prior to the date of such purchase or any agreement to purchase, other than pursuant to an offer to all stockholders of the same class of shares, at a per share price in excess of the market price, be approved by the affirmative vote of the holders of a majority of our voting stock not beneficially owned by the interested shareholder, voting together as a single class.

In addition, our restated articles of incorporation require us to get the approval of not less that 66 2/3% of our voting stock not beneficially owned by an interested shareholder and 80% of all our voting stock, in addition to any vote required by law, before we may enter into various transactions with interested shareholders, including the following:

•	any merger or consolidation of our Company or any of our subsidiaries with (i) any interested shareholder or (ii) any other corporation (whether or not itself an interested shareholder) which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any interested shareholder or any affiliate of any interested shareholder of any of our assets or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more;

•	the issuance or transfer by us or any of our subsidiaries of any of our equity securities (including any convertible into equity securities) or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities, and/or other property;

•	the adoption of any plan or proposal for the liquidation or dissolution of our Company proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholder; or

•	any reclassification of securities or recapitalization of our Company, or any merger or consolidation of our Company with any of our subsidiaries, or any other transaction (whether or not involving an interested shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity (including any securities convertible into equity securities) securities of our Company or any subsidiary which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

However, no such vote is required for (A) the purchase by us of shares of voting stock from an interested shareholder unless such vote is required by the first paragraph of this subsection, or (B) any transaction approved by a majority of our disinterested directors.

Our restated articles of incorporation define a interested shareholder as any individual, firm, corporation, partnership, or other entity who or which:

•	is the beneficial owner, directly or indirectly, of 5% or more of our outstanding voting stock;

•	is our affiliate and at any time within the two-year period immediately prior to the date as of which a determination is being made was the beneficial owner, directly or indirectly, of 5% or more of our outstanding voting stock; or

•	is an assignee of or successor to any shares of our voting stock which were at any time within the immediately prior two-year period beneficially owned by any person described in above if such assignment or succession occurred in the course of one or more transactions not involving a public offering.

Advance Notice of Proposals and Nominations. Our restated bylaws provide that shareholders must provide timely written notice to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Generally, to be timely, notice for an annual meeting must be received at our principal office not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the preceding year’s proxy statement in connection with the annual meeting of shareholders. Our restated bylaws also specify the form and content of a shareholder’s notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from nominating candidates for election as directors at an annual meeting of shareholders.

Limits on Special Meetings. A special meeting of the shareholders may be called only by the chairman of our board of directors, the president, the board of directors or the executive committee of the board of directors

Action by Unanimous Written Consent. Under the Business Corporation Act, shareholders of a publicly-traded corporation may take action by written consent only with the consent of all shareholders entitled to vote on the action.

Indemnification of Directors, Officers and Employees

Our restated bylaws provide that we shall indemnify, to the full extent permitted by law, any person who at any time serves or has served as one of our officers, employees or directors, or who, while serving as such serves or has served at our request as a director, officer, partner, trustee, employee or agent of another enterprise, or as a trustee, other fiduciary or administrator under an employee benefit plan, against expenses, including attorneys’ fees, incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding (including appeals), whether or not brought by or on our behalf, seeking to hold him or her liable by reason of the fact that such person is or was acting in such capacity, and payments made by such person in satisfaction of any liability, judgment, money decree, fine, penalty or settlement for which he or she may have become liable in any such action, suit or proceeding.

Description of warrants

We may issue warrants to purchase debt securities, preferred stock, common stock or any combination thereof. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

The prospectus supplement relating to any offering of warrants will describe the particular terms of the warrants being offered, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and supplements to warrant agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Taxation

Any material U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the prospectus supplement offering those securities.

Plan of distribution

We may offer and sell the offered securities in any one or more of the following ways from time to time on a delayed or continuous basis:

•	to or through underwriters;

•	to or through brokers or dealers;

•	through agents;

•	directly to one or more purchasers, including our affiliates; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to any offering of our securities will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any delayed delivery arrangements.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to sell the securities. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to the underwriting agreement and certain conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all of those securities if they purchase any of those securities.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those securities.

If a dealer is utilized in the sales of securities in respect of which this prospectus is delivered, we will sell those securities to the dealer as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Any reselling dealer may be deemed to be an underwriter, as the term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale of those securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale of those securities. The terms of any sales of this type will be described in the related prospectus supplement.

Underwriters, dealers, agents and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payments and delivery on a future date. Institutions with which contracts of this type may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under any contract of this type will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of those contracts.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as our agents. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under our agreements to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for us in the ordinary course of business.

Disclosure in the prospectus supplement of our use of delayed delivery contracts will include the commission that underwriters and agents soliciting purchases of the securities under delayed contracts will be entitled to receive in addition to the date when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

In connection with the offering of securities, persons participating in the offering, such as any underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities, and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from any issuer in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

Any lock-up arrangements of us or our officers or directors will be set forth in a prospectus supplement.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

This prospectus and any accompanying prospectus supplement or supplements may be made available in electronic format on the Internet sites of, or through online services maintained by, the underwriter, dealer, agent and/or selling group members participating in connection with any offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, dealer, agent or selling group member, prospective investors may be allowed to place orders online. The underwriter, dealer or agent may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter, dealer or agent on the same basis as other allocations.

Other than the prospectus and accompanying prospectus supplement or supplements in electronic format, the information on the underwriter’s, dealer’s, agent’s or any selling group member’s web site and any information contained in any other web site maintained by the underwriter, dealer, agent or any selling group member is not part of this prospectus, the prospectus supplement or supplements or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, dealers, agents or any selling group member in its capacity as underwriter, dealer, agent or selling group member and should not be relied upon by investors.

Legal matters

In connection with particular offerings of the securities in the future, unless stated otherwise in the applicable prospectus supplements, the validity of those securities will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York and/or Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

Experts

Martin Marietta Materials, Inc.

The financial statements as of December 31, 2016 and for the year then ended incorporated in this prospectus by reference to Martin Marietta Materials, Inc.’s Current Report on Form 8-K dated May 12, 2017 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2016 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Martin Marietta Materials, Inc. for the year ended December 31, 2016 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting related to Ratliff Ready-Mix, L.P. which the registrant acquired during 2016, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of December 31, 2015 and for each of the two years in the period ended December 31, 2015, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Texas Industries, Inc.

The consolidated financial statements of Texas Industries, Inc. at May 31, 2014 and 2013, and for each of the three years in the period ended May 31, 2014, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

Our common stock is listed on The New York Stock Exchange under the symbol “MLM” and we are required to file reports, proxy statements and other information with The New York Stock Exchange. You may read any document we file with The New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information about us is also available on our website at http://www.martinmarietta.com. Such information on, or accessible through, our website is not part of this prospectus.

Incorporation by reference

The rules of the SEC allow us to “incorporate by reference” information into this prospectus from other documents we have filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017;

•	portions of our Proxy Statement on Schedule 14A filed on April 17, 2017 for our 2017 Annual Meeting of Shareholders incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

•	excerpts of our 2016 Annual Report to Shareholders filed as Exhibit 13.01 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (other than information contained under the captions “Full-Year 2017 Outlook,” “2017 Guidance” and “Risks to Outlook”);

•	the description of our common stock set forth in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 13, 1994, and any amendment or report filed for the purpose of updating that description; and

•	our Current Reports on Form 8-K filed on February 24, 2017 and May 12, 2017 (including the exhibits thereto, other than information contained under the captions “Full-Year 2017 Outlook,” “2017 Guidance” and “Risks to Outlook”) in Exhibit 99.4 thereto.

All reports and other documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the completion of the offering of all securities covered by the respective prospectus supplement (other than any report or document, or portion of a report or document, that is furnished under applicable SEC rules rather than filed), shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about our Company. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

Attn: Investor Relations

Telephone: (919) 781-4550

You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus.

Explanatory Note. The following pages of this prospectus contain consolidated financial statements of Texas Industries, Inc. (“TXI”) at May 31, 2014 and 2013, and for each of the three years ended May 31, 2014 (prior to the acquisition of TXI by Martin Marietta Materials, Inc. on July 1, 2014). The consolidated financial position and results of operation of TXI as of dates and for the period ended after July 1, 2014 are reflected in the consolidated financial statements of Martin Marietta Materials, Inc. incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for each of the three years in the period ended May 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

July 1, 2014

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	May 31, 2014	May 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$72,091	$61,296
Receivables—net	158,350	126,922
Inventories	109,494	105,054
Deferred income taxes and prepaid expenses	20,503	27,294

TOTAL CURRENT ASSETS	360,438	320,566
PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	174,828	172,780
Buildings	51,588	50,968
Machinery and equipment	1,661,556	1,647,460
Construction in progress	18,302	16,642

	1,906,274	1,887,850
Less depreciation and depletion	724,683	661,454

	1,181,591	1,226,396
OTHER ASSETS
Goodwill	40,072	40,575
Real estate and investments	24,752	29,471
Deferred charges and other assets	19,021	18,817

	83,845	88,863

	$1,625,874	$1,635,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$78,154	$69,061
Accrued interest, compensation and other	64,002	62,336
Current portion of long-term debt	2,056	1,872

TOTAL CURRENT LIABILITIES	144,212	133,269
LONG-TERM DEBT	656,282	657,935
OTHER CREDITS	81,822	91,157
SHAREHOLDERS’ EQUITY
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 28,856 and 28,572 shares, respectively	28,856	28,572
Additional paid-in capital	532,253	514,560
Retained earnings	198,238	228,686
Accumulated other comprehensive loss	(15,789)	(18,354)

	743,558	753,464

	$1,625,874	$1,635,825

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands except per share	2014	2013	2012
NET SALES	$912,132	$697,081	$594,105
Cost of products sold	811,502	629,803	560,573

GROSS PROFIT	100,630	67,278	33,532
Selling, general and administrative	74,751	67,657	68,363
Merger charges	7,690	—	—
Restructuring charges	—	—	3,153
Interest	69,533	32,807	34,835
Other income	(17,913)	(8,926)	(73,106)

	134,061	91,538	33,245

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(33,431)	(24,260)	287
Income tax benefit	(1,636)	(13,766)	(1,641)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$(31,795)	$(10,494)	$1,928
NET INCOME FROM DISCONTINUED OPERATIONS	1,347	35,044	5,548

NET INCOME (LOSS)	$(30,448)	$24,550	$7,476

NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

NET INCOME FROM DISCONTINUED OPERATIONS:
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

NET INCOME (LOSS) PER SHARE:
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27

AVERAGE SHARES OUTSTANDING
Basic	28,681	28,163	27,914
Diluted	28,681	28,163	28,016

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands	2014	2013	2012
Net income (loss)	$(30,448)	$24,550	$7,476
Other comprehensive income (loss) Unrealized actuarial gains (losses) of defined benefit plans net of tax expense (benefit) of $1,516, $3,126 and $1,568, respectively	2,687	5,432	(13,449)
Reclassification of actuarial losses (gains) of defined benefit plans, net of tax benefit (expense) of $(68), $409 and $(200), respectively	(122)	712	1,713

Total other comprehensive income (loss)	2,565	6,144	(11,736)

Comprehensive income (loss)	$(27,883)	$30,694	$(4,260)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands	2014	2013	2012
OPERATING ACTIVITIES
Net income (loss)	$(30,448)	$24,550	$7,476
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation, depletion and amortization	77,431	59,865	60,952
Net gains on asset disposals	(8,501)	(64,425)	(67,610)
Deferred income tax (benefit) expense	2,832	3,423	(88)
Stock-based compensation expense	6,667	9,513	2,387
Other—net	(9,289)	(6,965)	1,223
Changes in operating assets and liabilities
Receivables—net	(25,950)	(27,138)	(13,303)
Inventories	(4,656)	21,433	10,829
Prepaid expenses	97	(238)	1,385
Accounts payable and accrued liabilities	17,884	13,282	6,923

Net cash provided by operating activities	26,067	33,300	10,174
INVESTING ACTIVITIES
Capital expenditures—expansions	(7,125)	(67,426)	(72,906)
Capital expenditures—other	(34,078)	(25,395)	(33,430)
Proceeds from asset disposals	11,420	18,481	66,845
Investments in life insurance contracts, net	4,871	2,467	3,354
Other—net	—	(102)	(245)

Net cash used by investing activities	(24,912)	(71,975)	(36,382)
FINANCING ACTIVITIES
Debt payments	(1,869)	(2,684)	(300)
Debt issuance costs	—	—	(1,829)
Stock option exercises	11,509	14,628	2,023
Common dividends paid	—	—	(2,091)

Net cash provided (used) by financing activities	9,640	11,944	(2,197)

Increase (decrease) in cash and cash equivalents	10,795	(26,731)	(28,405)
Cash and cash equivalents at beginning of period	61,296	88,027	116,432

Cash and cash equivalents at end of period	$72,091	$61,296	$88,027

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands except per share	2014	2013	2012
COMMON STOCK ($1 par value)
Balance at the beginning of the year	$28,572	$27,996	$27,887
Stock issued to employees and non-employee directors related to stock compensation plans	284	576	109

Balance at the end of the year	28,856	28,572	27,996

ADDITIONAL PAID-IN CAPITAL
Balance at the beginning of the year	514,560	488,637	481,706
Stock-based compensation	6,667	11,758	5,003
Excess tax benefits from stock-based compensation	(199)	—	—
Stock issued to employees and non-employee directors related to stock compensation plans	11,225	14,165	1,928

Balance at the end of the year	532,253	514,560	488,637

RETAINED EARNINGS
Balance at the beginning of the year	228,686	204,136	198,751
Net income (loss)	(30,448)	24,550	7,476
Common dividends paid—$.075 per share in 2012	—	—	(2,091)

Balance at the end of the year	198,238	228,686	204,136

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at the beginning of the year	(18,354)	(24,498)	(12,762)
Postretirement benefit obligation adjustments—net of tax expense (benefit) of $1,448 in 2014, $3,535 in 2013 and $(1,368) in 2012	2,565	6,144	(11,736)

Balance at the end of the year	(15,789)	(18,354)	(24,498)

TOTAL SHAREHOLDERS’ EQUITY	$743,558	$753,464	$696,271

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and concrete. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our concrete segment. Our facilities are concentrated primarily in Texas, Louisiana and California. When used in these notes the terms “Company,” “we,” “us” or “our” mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

We have changed the name of our “consumer products” segment to “concrete” in the first quarter of fiscal 2014. This change impacts only the name of the segment to better reflect the business activity that occurs within the segment, and does not impact or change the financial information that we report through this segment.

1.    Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except for a joint venture in which the Company has a 40% equity interest. The joint venture is accounted for using the equity method.

Discontinued Operations. The prior period consolidated financial statements reflect discontinued operations as discussed in Note 2.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2014 and 2013 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of our long-term debt is estimated based on broker/dealer quoted market prices, which are Level 2 inputs. As of May 31, 2014, the fair value of our long-term debt, including the current portion, was approximately $744.5 million compared to the carrying amount of $658.3 million. As of May 31, 2013, the fair value of our long-term debt, including the current portion, was approximately $723.2 million compared to the carrying amount of $659.8 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If we are aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that an estimable liability has been incurred.

Legal Contingencies. We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that an estimable liability has been incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories. Inventories are stated at the lower of cost or market. We use the last-in, first out (“LIFO”) method to value finished products, work in process and raw material inventories excluding natural aggregate inventories. We use the average cost method to value natural aggregate finished goods and raw materials, and parts and supplies, which includes emission allowance credits. Our natural aggregate inventory includes a reserve against volumes in excess of an average twelve-month period of actual sales.

We recognize the emission allowance credits issued by the regulatory agency (CARB) at zero cost and average them with the cost of additional credits that we purchase from state approved sources.

Long-lived Assets. Management reviews long-lived assets on a facility by facility basis for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Estimates of future cash flows reflect management’s belief that it operates in a cyclical industry.

Property, plant and equipment is recorded at cost. Costs incurred to construct certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. Interest is capitalized during the construction period of qualified assets based on the average amount of accumulated expenditures and the weighted average interest rate applicable to borrowings outstanding during the period. If accumulated expenditures exceed applicable borrowings outstanding during the period, capitalized interest is allocated to projects under construction on a pro rata basis. Provisions for depreciation are computed generally using the straight-line method. Useful lives for our primary operating facilities range from 10 to 25 years with certain cement facility structures having useful lives of 40 years. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. The costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. All production phase stripping costs are recognized as costs of the inventory produced during the period the stripping costs are incurred. Maintenance and repairs are charged to expense as incurred.

Goodwill and Goodwill Impairment. Management tests goodwill for impairment annually by reporting unit in the fourth quarter of our fiscal year. Management elected optional use of the qualitative assessment provided by the accounting guidance as part of its annual testing. The accounting guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If this is concluded to be the case then management would proceed with the quantitative impairment test using a two-step process. Otherwise, the quantitative impairment test is not required.

The first step of the quantitative impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value including goodwill. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Goodwill resulting primarily from the acquisitions of ready-mix operations in Texas and Louisiana and identified with our concrete operations has a carrying value of $40.1 million at May 31, 2014 and $40.6 million at May 31, 2013, all of which is amortizable for income tax purposes. Based on a qualitative assessment performed as of March 31, 2014, it was determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying value, and therefore, no impairment was indicated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, and related assets. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $25.3 million and $38.4 million in goodwill. These values reflect the fair value determinations using inputs classified as Level 2 and 3. The goodwill represents the excess of the fair value of the purchase consideration over the net tangible assets acquired in the exchange, and constitutes a combination of factors including operational synergies, increased vertical integration, and the entrance into new geographical markets. The operating results of the acquired ready-mix operations are reported in our concrete segment.

Income Taxes. Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries based on federal and certain state tax filing requirements. Certain subsidiaries also file separate state income tax returns. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. We recognize and classify deferred income taxes using an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effect of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the year the tax returns are filed.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues using a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step determines if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step measures the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters differs from the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate including related interest and penalties.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and recognizes a valuation allowance unless such deferred tax assets were deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets is dependent upon various factors including the generation of taxable income during future periods. In determining the need for a valuation allowance, we consider such factors as historical earnings, the reversal of existing temporary differences, prior taxable income (if carryback is permitted under the tax law), and prudent and feasible tax planning strategies, and future taxable income. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time. See further discussion in Note 9.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $6.5 million at May 31, 2014 and $7.3 million at May 31, 2013.

Investments include life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $1.1 million (net of distributions of $97.9 million plus accrued interest and fees) at May 31, 2014 and $1.1 million (net of distributions of $99.8 million plus accrued interest and fees) at May 31, 2013. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals or we can elect to surrender the policies and receive their net cash surrender value.

Investment in Joint Venture. We own a 40% equity interest in a joint venture based in Waco, Texas that operates ready-mix plants serving the central Texas market. The day to day business operations are managed by the 60% partner in the venture. We supply cement to the joint venture. The debt of the joint venture is secured by the underlying assets of the joint venture. In addition, our partner has guaranteed 100% of the debt of the joint venture. We were released in the second quarter of fiscal year 2014 from our 50% guarantee of the debt of the joint venture. See further discussion of joint venture debt under Guarantee of Joint Venture Debt in Note 4.

Our investment totaled $17.1 million at May 31, 2014 and $14.9 million at May 31, 2013. Our equity in income from the joint venture was $3.8 million in 2014 and $2.7 million in 2013.

Deferred Charges and Other Assets. Deferred charges and other assets totaled $19.0 million at May 31, 2014 and $18.8 million at May 31, 2013, of which debt issuance costs totaled $9.2 million at May 31, 2014 and $11.1 million at May 31, 2013. The costs are amortized over the term of the related debt. Other assets include $5.6 million and $2.9 million representing various miscellaneous receivables as of May 31, 2014, and 2013, respectively.

Deferred Taxes and Other Credits. Other credits totaled $81.8 million at May 31, 2014 and $91.2 million at May 31, 2013 and are composed primarily of liabilities related to our retirement plans, deferred compensation agreements, deferred income taxes and asset retirement obligations.

Asset Retirement Obligations. We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if an estimate of fair value of the obligation can be made. The discounted fair value of the obligations incurred in each period are added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.

Changes in asset retirement obligations are as follows:

In thousands	2014	2013
Balance at beginning of period	$2,653	$3,879
Additions	83	80
Accretion expense	246	175
Settlements	(354)	(1,481)

Balance at end of period	$2,628	$2,653

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated Other Comprehensive Loss. Amounts recognized in accumulated other comprehensive loss represent adjustments related to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. The amounts totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013. The pre-tax reclassification for the fiscal years ended May 31, 2014, 2013, and 2012 were less than $(0.2) million, $1.1 million and $1.9 million, respectively, and affected salaries and employee benefits expense which is allocated to costs of products sold and to selling, general, and administrative in the consolidated statement of operations.

Net Sales. Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues and include these delivery fees.

Other Income. Other income includes gains from the sale or exchange of operating assets, royalties, joint venture income and emission credits. Other income in total was $17.9 million in 2014, $8.9 million in 2013 and $73.1 million in 2012.

In July 2011, we entered into an asset exchange transaction with CEMEX USA in which we acquired three ready-mix concrete plants and a sand and gravel plant that serve the Austin, Texas metropolitan market. In exchange, we transferred to CEMEX USA seven ready-mix concrete plants in the Houston, Texas market, and we designated four non-operating ready-mix plant sites in the Houston area as surplus real estate. The exchange resulted in the acquisition of ready-mix and aggregate property, plant and equipment of $6.1 million and the recognition of a gain of $1.6 million in 2012. The gain from the transaction and the operating results of the acquired ready-mix operations are reported in our concrete segment, and the operating results of the acquired sand and gravel operations are reported in our aggregates segment.

In November 2011, we entered into a joint venture agreement with Ratliff Ready-Mix, L.P., a ready-mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture. The fair value of our 40% equity interest in the joint venture at the time of the formation was $13.0 million which resulted in the recognition of a gain of $8.9 million in 2012. The gain from the transaction and our proportional share of the joint venture operating results are reported in our concrete segment.

In April 2012, we sold our Texas-based package products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities that serve the Texas market from the Dallas-Fort Worth area of north Texas to the Houston area of south Texas and extending through Austin and central Texas. The sale resulted in the recognition of a gain of $30.9 million in 2012. As a part of the agreement, we have entered into a long-term cement supply agreement with Bonsal American and will continue to produce and sell packaged cement and masonry cements in the Texas region. The gain from the transaction is reported in our concrete segment.

In April 2012, we sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas to Lex Missouri City, LP which resulted in the recognition of a gain of $20.8 million in 2012 that is reported in our aggregates segment.

Routine sales of surplus operating assets and real estate resulted in gains of $8.5 million in 2014, $2.8 million in 2013, and $5.4 million in 2012. We have sold emissions credits associated with our Crestmore cement plant in Riverside, California resulting in gains of $2.5 million in 2012.

In addition, we have entered into various oil and gas lease agreements on property we own in north Texas. The terms of the agreements include the payment of a lease bonus and royalties on any oil and gas produced on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the properties. Lease bonus payments and royalties on oil and gas produced resulted in income of $1.1 million in 2014, $0.4 million in 2013 and $1.3 million in 2012. We cannot predict what the level of future royalties, if any, will be.

Merger Charges. Merger related expenses were $7.7 million at May 31, 2014. See Note 12.

Restructuring Charges. We recorded restructuring charges of $3.2 million in 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Financial-based Incentive Plans. All personnel employed as of May 31 and not participating in a production-based incentive awards plan share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. The amount of financial-based incentive compensation included in selling, general and administrative expense was $1.3 million in 2014, $1.5 million in 2013 and $5.0 million in 2012.

Stock-based Compensation. We have provided stock-based compensation to employees and non-employee directors in the form of non-qualified and incentive stock options, restricted stock, stock appreciation rights, deferred compensation agreements and stock awards. The Company began issuing restricted stock units subject to service-based only conditions to employees in fiscal year 2013. In addition, the Company issued restricted stock units subject to market- and service-based conditions to employees during the fiscal year ended May 31, 2014.

We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures.

We use the closing stock price on the date of grant to determine the fair value of restricted stock units subject to service-based only conditions. The restricted stock units subject to service-based only conditions cliff vest at the end of a four year term, and we valued them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We use a Monte Carlo simulation to determine the fair value of restricted stock units subject to market- and service-based conditions. The restricted stock units subject to market- and service-based conditions cliff vest at the end of a four year term subject to the achievement of market conditions, and we valued them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We used the closing stock price on the date of grant to determine the fair value of stock awards and restricted stock awards. Prior to our executing the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements, we recorded a liability, which was included in other credits, for deferred compensation agreements and stock awards expected to be settled in cash, based on their fair value at the end of each period until such awards are paid. See further discussion in Note 7.

Earnings Per Share (“EPS”). Income or loss allocated to common shareholders adjusts net income or loss for the participation in earnings of unvested restricted shares outstanding.

Basic weighted-average number of common shares outstanding during the period includes contingently issuable shares and excludes outstanding unvested restricted shares. Contingently issuable shares outstanding at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2014, 2013 and 2012 relate to deferred compensation agreements in which directors elected to defer their fees. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued.

Diluted weighted-average number of common shares outstanding during the period adjusts basic weighted-average shares for the dilutive effect of stock options, restricted shares, restricted stock units and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2014	2013	2012
Earnings
Net income (loss) from continuing operations	$(31,795)	$(10,494)	$1,928
Net income from discontinued operations	1,347	35,044	5,548
Unvested restricted share and unit participation	—	—	(3)

Income (loss) allocated to common shareholders	$(30,448)	$24,550	$7,473

Shares
Weighted-average shares outstanding	28,681	28,175	27,927
Contingently issuable shares	5	4	2
Unvested restricted shares	(5)	(16)	(15)

Basic weighted-average shares	28,681	28,163	27,914
Stock option, restricted share, and award dilution	—	—	102

Diluted weighted-average shares(1)	28,681	28,163	28,016

Net income (loss) from continuing operations
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

Net income (loss) from discontinued operations
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

Net income (loss) per share
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27

(1) Shares excluded due to antidilutive effect of stock options, restricted shares, restricted stock units and awards	595	807	1,280

Recently Issued Accounting Guidance. In July 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance on the presentation of unrecognized tax benefits. This new guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The new guidance becomes effective for us in our first quarter of fiscal 2015 with earlier adoption permitted, and should be applied prospectively with retroactive application permitted. We are currently

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

In April 2014, the FASB issued new guidance which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The new guidance is effective for annual and interim periods beginning after December 15, 2014. We are currently evaluating the impact of the new guidance, and its effect on our consolidated financial statements will depend on the nature, terms and size of business disposals completed after the effective date.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (ASU 2014-09) which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on June 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact of the new guidance.

2.    Discontinued Operations

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash, and related assets. The pre-tax gain of $41.1 million resulting from the sale of the expanded shale and clay lightweight aggregates manufacturing business along with its operational results are reported as discontinued operations in fiscal year 2013.

The following table summarizes the revenue, earnings before and net of income tax expense on all discontinued operations for the years ended:

In thousands	2014	2013	2012
Revenue from discontinued operations	$—	$47,484	$52,898
Income from discontinued operations, before taxes (2013 includes gain on sale of discontinued operations of $41.1 million)	$2,072	$52,574	$8,187
Income from discontinued operations, net of taxes	$1,347	$35,044	$5,548

3.    Working Capital

Working capital totaled $216.2 million at May 31, 2014 compared to $187.3 million at May 31, 2013. Selected components of working capital are summarized below.

Receivables consist of:

	May 31,	May 31,
In thousands	2014	2013
Trade notes and accounts receivable	$157,442	$126,070
Other	908	852

	$158,350	$126,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade notes and accounts receivable are presented net of allowances for doubtful receivables of $2.0 million at May 31, 2014 and $2.3 million at May 31, 2013. Provisions for bad debts charged to expense were $2.0 million in 2014, $1.0 million in 2013 and $0.5 million in 2012.

Inventories consist of:

In thousands	2014	2013
Finished products	$8,245	$5,267
Work in process	9,094	8,630
Raw materials	20,877	20,090

Total inventories at LIFO cost	38,216	33,987
Natural Aggregates:
Finished products	20,780	21,836
Raw materials	477	378
Parts and supplies, and other	50,021	48,853

Total inventories at average cost	71,278	71,067

Total inventories	$109,494	$105,054

All inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories, excluding natural aggregate inventories, are valued using the last-in, first-out (“LIFO”) method. Natural aggregate finished products and raw material inventories, parts and supplies inventories, and emission allowance credits are valued using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $21.9 million as of May 31, 2014 and $20.7 million as of May 31, 2013. During each of the three years in the period ended May 31, 2014 certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidations was to decrease cost of products sold by approximately $0.5 million in 2014, $1.3 million in 2013, $3.9 million 2012.

Accrued interest, compensation and other consist of:

In thousands	2014	2013
Interest	$17,707	$17,801
Compensation and employee benefits	18,370	15,439
Casualty insurance claims	17,520	15,890
Income taxes	2,091	4,666
Property taxes and other	8,314	8,540

	$64,002	$62,336

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Long-Term Debt

Long-term debt consists of:

In thousands	2014	2013
Senior secured revolving credit facility expiring in 2016	$—	$—
9.25% Senior notes due 2020 issued August 10, 2010 at par value	650,000	650,000
Other	6,121	7,505

	656,121	657,505
Capital lease obligations	1,972	2,057
Other contract obligations	245	245

	658,338	659,807
Less current portion	2,056	1,872

	$656,282	$657,935

Senior Secured Revolving Credit Facility. On August 25, 2011, we amended and restated our credit agreement and the associated security agreement. The credit agreement continues to provide for a $200 million senior secured revolving credit facility with a $50 million sub-limit for letters of credit and a $15 million sub-limit for swing line loans. The credit facility matures on August 25, 2016. Amounts drawn under the credit facility bear annual interest either at the LIBOR rate plus a margin of 2.00% to 2.75% or at a base rate plus a margin of 1.0% to 1.75%. The base rate is the higher of the federal funds rate plus 0.5%, the prime rate established by Bank of America, N.A. or the one-month LIBOR rate plus 1.0%. The interest rate margins are determined based on the Company’s fixed charge coverage ratio. The commitment fee calculated on the unused portion of the credit facility ranges from 0.375% to 0.50% per year based on the Company’s average daily loan balance. We may terminate the credit facility at any time.

The amount that can be borrowed under the credit facility is limited to an amount called the borrowing base. The borrowing base may be less than the $200 million stated principal amount of the credit facility. The borrowing base is calculated based on the value of our accounts receivable, inventory and mobile equipment in which the lenders have a security interest. In addition, by mortgaging tracts of its real property to the lenders, the Company may increase the borrowing base by an amount beginning at $20 million and declining to $10.7 million at the maturity of the credit facility.

The borrowing base under the agreement was $159.8 million as of May 31, 2014. We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of the borrowing base is less than $25 million, in which case we must maintain a fixed charge coverage ratio of at least 1.0 to 1.0. At May 31, 2014, our fixed charge coverage ratio was 1.14 to 1.0. No borrowings were outstanding at May 31, 2014; however, $32.2 million of the borrowing base was used to support letters of credit. As a result, the maximum amount we could borrow as of May 31, 2014 was $127.6 million.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future consolidated accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interests in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries, if any.

The credit agreement contains a number of covenants restricting, among other things, prepayment or redemption of our senior notes, distributions and dividends on and repurchases of our capital stock, acquisitions and investments, indebtedness, liens and affiliate transactions. We are permitted to pay cash dividends on our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock as long as the credit facility is not in default, the fixed charge coverage ratio is greater than 1.0 to 1.0 and borrowing availability under the borrowing base is more than $40 million. When our fixed charge coverage ratio is less than 1.0 to 1.0, we are permitted to pay cash dividends on our common stock not to exceed $2.5 million in any single instance (which shall not occur more than four times in any calendar year) or $10 million in the aggregate during any calendar year as long as the credit facility is not in default and borrowing availability is more than the greater of $60 million or 30% of the aggregate commitments of all lenders. For this purpose, borrowing availability is equal to the borrowing base less the amount of outstanding borrowings less the amount used to support letters of credit. We were in compliance with all of our loan covenants as of May 31, 2014.

9.25% Senior Notes. On August 10, 2010, we sold $650 million aggregate principal amount of our 9.25% senior notes due 2020 at an offering price of 100%. The notes were issued under an indenture dated as of August 10, 2010 (the “Indenture”). The net proceeds were used to purchase or redeem all of our outstanding 7.25% senior notes due 2013, with additional proceeds available for general corporate purposes.

At May 31, 2014, we had $650 million aggregate principal amount of 9.25% senior notes outstanding. Under the Indenture, at any time on or prior to August 15, 2015, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after August 15, 2015, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2015	104.625%
2016	103.083%
2017	101.542%
2018 and thereafter	100.000%

We may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest, if we experience a change of control.

All of our consolidated subsidiaries are 100% owned and provide joint and several, full and unconditional guarantees of the 9.25% senior notes. There are no significant restrictions on the parent company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the guarantor subsidiary’s ability to obtain funds from the parent company or its direct or indirect subsidiaries. The Indenture governing the notes contains affirmative and negative covenants that, among other things, limit our and our subsidiaries’ ability to pay dividends on or redeem or repurchase stock, make certain investments, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to the Company, engage in consolidations and mergers or sell or transfer assets, engage in sale and leaseback transactions, engage in transactions with affiliates, and sell stock in our subsidiaries. We are not required to maintain any affirmative financial ratios or covenants. We were in compliance with all of our covenants as of May 31, 2014.

Other. Principal payments due on long-term debt, excluding capital lease and other contract obligations, during each of the five years subsequent to May 31, 2014 are $2.1 million, $1.9 million, $1.7 million, $0.4 million and $0.1 million. Total amount of interest incurred was $69.5 million in 2014, $69.3 million in 2013 and $68.5 million in 2012, of which none in 2014, $36.5 million in 2013 and $33.7 million in 2012 was capitalized. The total amount of interest paid in cash was $67.7 million in 2014, $66.4 million in 2013 and $66.3 million in 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantee of Joint Venture Debt. We have been released from our 50% guarantee of the joint venture’s debt, which was refinanced in November, 2013. See further discussion of the joint venture under Investment in Joint Venture in Note 1.

5.    Commitments

Operating Leases. We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) was $20.9 million in 2014, $15.6 million in 2013 and $14.5 million in 2012. Total future payments under non-cancelable operating leases with an initial or remaining term of more than one year were $72.0 million at May 31, 2014. Estimated lease payments for each of the five succeeding years are $17.7 million, $14.0 million, $14.6 million, $10.1 million and $7.3 million.

Purchase Obligations. We purchase coal for use in our operations under long-term supply contracts that, in certain cases, require minimum transportation charges. In addition, we purchase mining services at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. We expect to utilize these required amounts of material and services in the normal course of business operations. Total cost incurred under contracts requiring minimum purchases or payments was $6.3 million in 2014, $6.9 million in 2013 and $16.1 million in 2012. Total future minimum payments under the contracts were $20.5 million at May 31, 2014. Estimated minimum payments for each of the five succeeding years are $6.3 million, $6.3 million, $6.3 million, $6.3 million and $1.6 million.

We entered into a long-term contract with a power supplier during the construction of our Oro Grande, California cement plant which included the construction of certain power facilities at the plant. We recognized a capital lease obligation of $2.4 million related to payment obligations under the power supply contract related to these facilities. The total future commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities was $4.9 million at May 31, 2014. Payments for each of the five succeeding years are $0.4 million per year.

6.    Shareholders’ Equity

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of $5 Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2014.

7.    Stock-Based Compensation Plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the “2004 Plan”) provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. This plan also provides for the granting of restricted stock units (“RSUs”).

Options become exercisable in installments beginning one year after the date of grant and expire 10 years after the date of grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. No options were granted during 2014 or 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the information about the weighted-average grant date fair value of options granted during the fiscal year ended May 31, 2012 and the weighted-average assumptions used for such grants.

2012
Weighted average grant date fair value	$13.80
Weighted average assumptions used:
Expected volatility	.450
Expected option term in years	6.7
Risk-free interest rate	1.31%
Expected dividend yield	.02%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected option term is the period of time that options granted are expected to be outstanding and is derived by analyzing the historical option exercise experience of our optionees. Risk-free interest rate is determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected term of the option. Expected dividend yield is based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

A summary of option transactions for the three years ended May 31, 2014, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2011	1,972,441	$39.58

Granted	389,850	$29.75
Exercised	(105,269)	$21.44
Canceled	(111,452)	$42.31

Outstanding at May 31, 2012	2,145,570	$38.54

Exercised	(560,097)	$32.90
Canceled	(76,940)	$37.72

Outstanding at May 31, 2013	1,508,533	$40.68

Exercised	(269,305)	$42.68
Canceled	(30,348)	$62.51

Outstanding at May 31, 2014	1,208,880	$39.68

Options exercisable at May 31 were 827,620 for 2014, 878,423 for 2013, and 1,160,420 for 2012 at a weighted-average option price of $42.34, $45.95 and $42.59 respectively. The following table summarizes information about stock options outstanding as of May 31, 2014.

	Range of Exercise Prices
	$16.04 - $29.38	$33.57 - $48.60	$50.63 - $70.18
Options outstanding
Shares outstanding	423,109	509,706	276,065
Weighted-average remaining life in years	6.6	5.1	2.52
Weighted-average exercise price	$27.82	$39.70	$57.83
Options exercisable
Shares exercisable	223,249	328,306	276,065
Weighted-average remaining life in years	5.7	4.5	2.52
Weighted-average exercise price	$26.43	$40.14	$57.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding options expire on various dates to January 11, 2022. As of May 31, 2014, there were 2,700,239 shares available for future awards under the 2004 Plan.

As of May 31, 2014, the aggregate intrinsic value (the difference in the closing market price of our common stock of $85.89 and the exercise price to be paid by the optionee) of stock options outstanding was $55.9 million. The aggregate intrinsic value of exercisable stock options at that date was $36.0 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $8.7 million in 2014, $15.1 million in 2013, and $1.0 million in 2012.

We began issuing RSUs subject to service-based only conditions to employees in fiscal 2013. In fiscal year 2014, we began issuing RSUs subject to market- and service-based conditions to employees. All RSUs vest at the end of a four year term subject to achievement of market conditions for those RSUs with market conditions. We determine the fair value of RSUs subject to service-based only conditions using the closing stock price on the date of grant, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. We determine the fair value of RSUs subject to market- and service-based conditions using a Monte Carlo simulation, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. Employees received 85,219 RSUs during the fiscal year ended May 31, 2014 with a closing stock price on the date of grant of $70.68, of which 54,512 are market- and service-based awards and the remaining are service-based awards. The total fair value for the market- and service-based RSUs granted in 2014 is $2,919,970, and the underlying valuation inputs included a risk-free interest rate of ..78% and a range of volatilities of 18% to 71%. Employees received 95,120 service-based RSUs during the fiscal year ended May 31 2013, with a closing stock price on the date of grant of $55.92.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program which was settled during fiscal year 2012. At May 31, 2014, outstanding stock appreciation rights totaled 133,315 shares and deferred compensation agreements to be settled in common stock totaled 5,495 shares.

Common stock totaling 3.9 million shares at May 31, 2014 and 4.2 million shares at May 31, 2013 have been reserved for the settlement of stock-based compensation.

Total stock-based compensation included in selling, general and administrative expense was $6.7 million in 2014, $9.5 million in 2013 and $2.4 million in 2012. Prior to effects of the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements noted below, the impact of changes in our company’s stock price on stock-based awards previously accounted for as liabilities increased stock-based compensation $4.7 million in 2013 and reduced stock-based compensation $2.6 million in 2012.

We did not recognize any tax expense or benefit in our statements of operations for stock-based compensation in fiscal year 2014. Total tax expense recognized in our statements of operations for stock-based compensation was $1.0 million in fiscal year 2013 and less than $0.1 million in fiscal year 2012. No cash tax benefit was realized for stock-based compensation in fiscal years 2014, 2013 or 2012.

As of May 31, 2014, the total unrecognized stock-based compensation expense was $11.2 million. We currently expect to recognize approximately $4.7 million of this expense in fiscal year 2015, $3.9 million in fiscal year 2016, $2.5 million in fiscal year 2017 and $0.1 million in fiscal year 2018.

Effective January 4, 2013, the outstanding stock appreciation rights agreement was extended and modified to require settlement in shares instead of cash. Also effective December 28, 2012, deferred compensation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements totaling 101,790 shares were settled with shares. The results of these changes were insignificant to compensation expense. In addition, as a result of the changes, the Company no longer experiences volatility in compensation expense due to the changes in the Company’s stock price.

8.    Retirement Plans

Defined Benefit Plans. Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans. The financial security plans require deferral of a portion of a participant’s salary and provide retirement, death and disability benefits to participants. We use a measurement date of May 31 for each of our pension and postretirement benefit plans.

The Riverside defined benefit pension plan (“Pension Plan”) was amended during the first quarter of fiscal year 2013. This amendment provides that all benefit accruals under the Pension Plan shall cease effective December 31, 2012 and the Pension Plan was frozen as of that date. The amendment was designed to reduce future pension costs and provide that, effective December 31, 2012, all future benefit accruals under the Pension Plan will automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date.

The Riverside postretirement health benefit plan (“Benefit Plan”) was amended effective January 1, 2014. This amendment discontinued medical coverage for all retirees and the subsidy for Medicare eligible retirees. The Benefit Plan continues to provide a subsidy to retirees not eligible for Medicare.

Expenses associated with our defined benefit pension plan, postretirement health benefit plan, and financial security plans are included in the computation of total employee benefit cost, which is allocated to cost of products sold and to selling, general, and administrative in the consolidated statements of operations.

The pension and other benefit obligations recognized on our consolidated balance sheets totaled $71.7 million at May 31, 2014 and $77.1 million at May 31, 2013, of which $3.9 million at May 31, 2014 and $3.8 million at May 31, 2013 were classified as current liabilities.

The cumulative postretirement benefit plan adjustment recognized as other comprehensive loss on our consolidated balance sheets totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013.

The pretax changes in accumulated other comprehensive loss consist of the following:

	Pension Benefits		Other Benefits
In thousands	2014	2013	2014	2013
Net actuarial loss at beginning of year	$21,120	$28,968	$2,460	$5,066
Amortization of actuarial loss	(615)	(1,381)	(226)	(515)
Current period net actuarial loss (gain)	120	(6,467)	(4,323)	(2,091)

Net actuarial loss at the end of year	$20,625	$21,120	$(2,089)	$2,460

Net prior service credit at beginning of year	$—	$—	$(2,770)	$(3,545)
Amortization of prior service credit	—	—	1,031	775

Net prior service credit at the end of year	$—	$—	$(1,739)	$(2,770)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2015 are as follows:

In thousands	Pension Benefits	Other Benefits
Net actuarial loss	$664	$279
Prior service credit	—	(1,388)

	$664	$(1,109)

Riverside Defined Benefit Plans. The amount of the defined benefit pension plan and postretirement health benefit plan expense for the fiscal year ended May 31 was as follows:

	Defined Pension Benefit			Health Benefit
In thousands	2014	2013	2012	2014	2013	2012
Service cost	$—	$339	$537	$73	$106	$98
Interest cost	2,733	2,613	3,040	196	352	415
Expected return on plan assets	(3,404)	(3,059)	(3,108)	—	—	—
Amortization of prior service credit	—	—	—	(1,031)	(775)	(775)
Amortization of net actuarial loss	615	1,381	1,722	226	515	566

	$(56)	$1,274	$2,191	$(536)	$198	$304

Weighted average assumptions used to determine net cost
Assumed discount rate	4.50%	3.90%	5.35%	4.55%	4.35%	5.35%
Assumed long-term rate of return on pension plan assets	7.30%	7.30%	7.60%	—	—	—
Average long-term pay progression	N/A	3.00%	3.00%	—	—	—

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make contributions of $2.7 million in 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

	Defined Pension Benefit		Health Benefit
In thousands	2014	2013	2014	2013
Change in projected benefit obligation
Benefit obligation at beginning of year	$62,389	$66,121	$6,293	$8,168
Service cost	—	339	73	106
Interest cost	2,733	2,613	196	352
Participant contributions	—	—	87	168
Amendment/Curtailment	—	(2,228)	(4,539)	—
Benefits paid	(3,566)	(3,511)	(218)	(410)
Actuarial loss (gain)	1,718	(945)	235	(2,091)

Benefit obligation at end of year	$63,274	$62,389	$2,127	$6,293

Change in plan assets
Fair value of plan assets at beginning of year	$47,174	$40,028	$—	$—
Actual return on plan assets	5,002	6,353	—	—
Employer contributions	2,308	4,304	131	241
Benefits paid	(3,566)	(3,511)	(131)	(241)

Fair value of plan assets at end of year	$50,918	$47,174	$—	$—

Funded status at end of year	$(12,356)	$(15,215)	$(2,127)	$(6,293)

Weighted average assumptions used to determine benefit obligations
Assumed discount rate	4.40%	4.50%	4.25%	4.55%

Accumulated benefit obligation for the defined benefit pension plan was $63.3 million at May 31, 2014 and $62.4 million at May 31, 2013.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $3.5 million, $3.6 million, $3.7 million, $3.8 million and $3.9 million and for the five-year period thereafter an aggregate of $20.0 million.

Authoritative accounting guidance for fair value measures provides a framework for measuring fair value. The framework establishes a three-level value hierarchy based on the nature of the information used to measure fair value. The fair value of all the defined benefit pension plan assets is based on quoted prices in active markets for identical assets which are considered Level 1 inputs within the hierarchy. The total estimated fair value of the plan assets at May 31 were as follows:

In thousands	2014	2013
Cash and cash equivalents	$920	$969
Mutual funds
Equity	31,088	28,713
Fixed income	18,910	17,492

Fair value of plan assets at end of year	$50,918	$47,174

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 7.30% for 2014 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocations. The current allocation of plan assets has a long-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2014 and 2013, and the target asset allocation for 2015, by asset category were as follows

% of Plan Assets	2014	2013	Target 2015
Equity securities	61%	61%	60%
Fixed income securities	39%	39%	40%

	100%	100%	100%

The assumed health care cost trend rate for the next year attributed to all participant age groups is 9% declining to an ultimate trend rate of 5% in 2022. The effect of increasing or decreasing the health care cost trend rates by one percentage point would increase the health benefit obligation by approximately $48,713 or decrease the health benefit obligation by approximately $42,036 and increase or decrease the plan expense by approximately $15,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $0.1 million, $0.1 million, $0.1 million, $0.1 million and $0.2 million and for the five-year period thereafter an aggregate of $0.9 million.

Financial Security Defined Benefit Plans. The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 4.35% in 2014 and 4.30% in 2013. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

The financial security defined benefit plans were amended during the second quarter of fiscal year 2013. This amendment provides that effective December 31, 2012, the plans were frozen.

The amount of financial security plan benefit expense for the year ended May 31 was as follows:

In thousands	2014	2013	2012
Service cost	$2,145	$2,370	$2,147
Interest cost	2,435	2,364	2,517
Recognized actuarial loss (gain)	888	(38)	4,366

	$5,468	$4,696	$9,030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the financial security plan benefit obligation.

In thousands	2014	2013
Change in projected benefit obligation
Benefit obligation at beginning of year	$55,603	$54,230
Service cost	2,145	2,370
Interest cost	2,435	2,364
Recognized actuarial loss (gain)	888	(38)
Benefits paid	(3,826)	(3,323)

Benefit obligation at end of year	$57,245	$55,603

Funded status at end of year	$(57,245)	$(55,603)

The financial security plans are unfunded and benefits are paid as they become due. The estimated future benefit payments under the plans for each of the five succeeding years are $3.8 million, $4.4 million, $4.5 million, $4.5 million and $4.6 million and for the five-year period thereafter an aggregate of $20.8 million.

Defined Contribution Plans. Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of expense charged to employee benefit cost for these plans was less than $0.1 million in 2014, $0.5 million in 2013 and $1.2 million in 2012.

9.    Income Taxes

The income tax provision (benefit) from continuing operations are composed of:

In thousands	2014	2013	2012
Current	$(2,296)	$(110)	$964
Deferred	660	(13,656)	(2,605)

	$(1,636)	$(13,766)	$(1,641)

A reconciliation of income taxes from continuing operations at the federal statutory rate to the preceding benefit follows:

In thousands	2014	2013	2012
Taxes at statutory rate	$(11,701)	$(8,491)	$100
Additional statutory depletion	(5,060)	(2,967)	(2,485)
State income taxes	818	(347)	519
Nontaxable insurance benefits	(1,694)	(1,317)	(1,219)
Stock-based compensation	(198)	(501)	823
Valuation allowance	17,923	—	—
Other—net	(1,724)	(143)	621

	$(1,636)	$(13,766)	$(1,641)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax asset at May 31 are summarized below.

In thousands	2014	2013
Deferred tax assets
Deferred compensation	$21,258	$20,832
Inventory costs	3,524	11,231
Accrued expenses not currently tax deductible	10,840	8,092
Transaction costs	2,837	—
Pension and other postretirement benefits	6,046	7,493
Alternative minimum tax credit carryforward	28,808	28,808
Net operating loss carryforward	182,252	148,020
Other	8,945	7,412

Total deferred tax assets	264,510	231,888
Valuation allowance	(22,141)	(3,639)

Net deferred tax assets	242,369	228,249
Deferred tax liabilities
Property, plant and equipment	211,446	196,220
Goodwill	1,077	457
Deferred real estate gains	22,231	20,044
Other	3,939	4,824

Total deferred tax liabilities	238,693	221,545

Net deferred tax asset	3,676	6,704
Less current deferred tax asset	12,081	18,774

Long-term deferred tax liability	$(8,405)	$(12,070)

We made income tax payments of $0.7 million in 2014, $0.5 million in 2013 and $0.4 million in 2012, and received income tax refunds of $0.5 million in 2014, $0.3 million in 2013 and $0.1 million in 2012.

As of May 31, 2014, we had an alternative minimum tax credit carryforward of $28.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. We had $510.6 million in federal net operating loss carryforwards, which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The federal net operating losses, which begin to expire in 2030, may be carried forward twenty years and offset against future federal taxable income. We had $124.1 million in state net operating loss carryforwards which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The state net operating losses, which begin to expire in 2014, may be carried forward from five to twenty years depending on the state jurisdiction.

Under special tax rules, the “Section 382 Limitation”, cumulative stock ownership changes among material shareholders exceeding fifty percent during a three-year period can potentially limit a company’s future use of net operating losses, tax credits and certain “built-in losses” or deductions (tax attributes). The Section 382 Limitation may be increased by certain “built-in gains” as provided by current IRS guidance. We had an ownership change in 2009. However, Management does not believe the Section 382 Limitation impacts the recorded value of deferred taxes or realization of our tax attributes.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and records a valuation allowance unless such deferred tax assets are deemed more likely than not to be recoverable. The ultimate realization of these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred tax assets depends upon various factors including the generation of taxable income during future periods. The Company’s deferred tax assets exceeded deferred tax liabilities as of May 31, 2014 and 2013, respectively. Management has concluded that the sources of taxable income we are permitted to consider do not more likely than not assure the realization of the entire amount of our net deferred tax assets. Accordingly, a valuation allowance is required due to the uncertainty of realizing the deferred tax assets. We have $22.1 million in valuation allowances recorded against our net deferred tax assets as of May 31, 2014.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of a matter differs from the amounts recorded, such difference generally will impact our provision for income taxes in the period that includes its final resolution. Reserves for uncertain tax positions including related interest and penalties were not material at May 31, 2014 or 2013.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to income tax examinations by federal and state tax authorities for years prior to 2009. The Internal Revenue Service completed their review in fiscal 2013 of our federal income tax returns for 2007 through 2010 resulting in no adjustments.

10.    Legal Proceedings and Contingent Liabilities

In February 2014, following the announcement of the proposed merger between the Company and Martin Marietta Materials, Inc. (“Martin Marietta”), a purported stockholder of the Company filed a putative class action lawsuit against the Company and members of its board, and against Martin Marietta and one of its affiliates, in the United States District Court for the Northern District of Texas, captioned Maxine Phillips, Individually and on Behalf of all Others Similarly Situated v. Texas Industries, Inc., et al., Case 3:14-cv-00740-B. The plaintiff alleges in an amended complaint, among other things, (i) that members of the Company’s board breached their fiduciary duties to stockholders by failing to fully disclose material information regarding the proposed transaction and by adopting the merger agreement for inadequate consideration and pursuant to an inadequate process, (ii) that Martin Marietta and one of its affiliates aided and abetted the Company’s board in their alleged breaches of fiduciary duty, and (iii) that the registration statement filed with the Securities and Exchange Commission in connection with the merger contains certain material misstatements and omissions in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The plaintiff seeks, among other things, injunctive relief enjoining the Company and Martin Marietta from proceeding with the merger, rescission in the event that the merger is consummated, damages and an award of attorneys’ fees and other fees and costs. The Company believes that the claims are without merit.

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company “Riverside”, that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD’s first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m³. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, including the station at the property line, are below 1.0 ng/m³ over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m³
National Institute for Occupational Safety and Health	1,000 ng/m³
California Environmental Protection Agency	200 ng/m³

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the Riverside Press Enterprise reported in a May 30, 2008 story that “John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census tract nearest the plant and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium.”

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al . The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the Shellman lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the Shellman case, and the allegations and requests for relief are similar to those in the Shellman case. As a consequence, the court has stayed four of these lawsuits until the Shellman lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air, water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m³.

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants.

Discovery is proceeding in all of the suits, and the trial for the claims of 14 of the individual plaintiffs is currently scheduled to begin in January, 2015. No trial date has been set in the class action suits or for other individual plantiffs. We are vigorously defending all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

11.    Business Segments

We have three business segments: cement, aggregates and concrete. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products. Previously, the aggregates segment included our expanded shale and clay lightweight aggregates which has been classified as discontinued operations in the current period and all prior periods. Therefore, amounts for these operations are not included in the information presented below. Through the concrete segment we produce and sell ready-mix concrete as our principal product. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses. Corporate includes those administrative, financial, legal, human resources, environmental and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment’s operation. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a business segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of operating results and certain other financial data for our business segments.

In thousands	2014	2013	2012
Net sales
Cement
Sales to external customers	$373,808	$336,614	$268,886
Intersegment sales	74,313	44,890	46,407
Aggregates
Sales to external customers	140,526	128,901	96,212
Intersegment sales	49,145	26,705	21,145
Concrete
Sales to external customers	397,798	231,566	229,007
Intersegment sales	118	162	2,721
Eliminations	(123,576)	(71,757)	(70,273)

Total net sales	$912,132	$697,081	$594,105

Segment operating profit
Cement	$40,448	$44,062	$20,488
Aggregates	25,701	14,443	25,370
Concrete	12,882	(10,132)	25,035

Total segment operating profit	79,031	48,373	70,893
Corporate	(35,239)	(39,826)	(35,771)
Merger charges	(7,690)	—	—
Interest	(69,533)	(32,807)	(34,835)

Income (loss) from continuing operations before income taxes	$(33,431)	$(24,260)	$287

Identifiable assets
Cement	$1,157,369	$1,174,879	$1,135,336
Aggregates	156,021	168,255	219,074
Concrete	196,565	182,839	90,717
Corporate	115,919	109,852	131,801

Total assets	$1,625,874	$1,635,825	$1,576,928

Depreciation, depletion and amortization
Cement	$52,204	$35,219	$35,078
Aggregates	11,054	13,053	14,231
Concrete	13,087	9,353	8,981
Corporate	1,086	988	1,148

Total depreciation, depletion and amortization	$77,431	$58,613	$59,438

Capital expenditures
Cement	$19,508	$77,793	$78,618
Aggregates	6,052	4,298	20,979
Concrete	4,086	8,820	4,569
Corporate	4,432	1,607	1,817

Total capital expenditures	$34,078	$92,518	$105,983

Net sales by product
Cement	$338,472	$301,106	$232,007
Stone, sand and gravel	92,241	83,333	64,393
Ready-mix concrete	397,332	231,195	182,418
Other products	11,541	10,758	50,409
Delivery fees	72,546	70,689	64,878

Total net sales	$912,132	$697,081	$594,105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All sales were made in the United States during the periods presented with no single customer representing more than ten percent of sales.

Cement segment operating profit includes a gain from the sales of emission credits associated with our Crestmore cement plant in Riverside, California of $2.5 million in 2012.

Concrete operating profit includes a gain of $2.2 million in 2014 and $1.6 million in 2012 from the exchange of certain ready-mix operations in Houston, Texas for ready-mix and aggregates operations that serve the Austin, Texas metropolitan market.

Corporate operating profit includes a gain of $6.0 million from the sale of real estate land.

Operating profit includes $2.0 million in restructuring charges in 2012, including $1.1 million associated with our cement operations, $0.4 million associated with our aggregate operations, $0.5 million associated with our ready-mix concrete operations. An additional $1.2 million in restructuring charges in 2012 is associated with our corporate activities.

Capital expenditures in connection with the expansion of our Hunter, Texas cement plant for the year ended May 31, 2014 were $7.1 million consisting solely of interest paid that was capitalized in the prior year period ended May 31, 2013. Capital expenditures incurred in connection with the expansion of our Hunter, Texas cement plant was $75.3 million in 2013 and $72.9 million in 2012 of which $38.5 million in 2013 and $32.3 million in 2012 was capitalized interest paid.

Capital expenditures for normal replacement and upgrades of existing equipment and acquisitions to sustain existing operations were $34.1 million in 2014, $25.4 million in 2013 and $33.4 million in 2012, of which $18.0 million was incurred to acquire aggregate reserves in 2012.

All of our identifiable assets are located in the United States.

12.    Merger Agreement

On January 27, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Martin Marietta and Project Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Martin Marietta. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Martin Marietta. At the effective time of the merger, each outstanding share of Company common stock will be exchanged for 0.70 of a share of Martin Marietta common stock. The Merger Agreement was unanimously approved by the Boards of Directors of the Company and Martin Marietta.

The Merger Agreement was approved on June 26, 2014 by the U.S. Department of Justice resulting in the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. As a result of the approval, Martin Marietta will divest two rail yards in Texas, and an aggregate quarry in Oklahoma. The Company does not believe this divestment to have a material effect on the Merger.

On June 30, 2014, the shareholders of the Company voted unanimously to approve the Merger Agreement. Also, on June 30, 2014, the shareholders of Martin Marietta voted unanimously to approve the issuance of Martin Marietta common stock to the Company shareholders in accordance with the Merger Agreement.

The Company and Martin Marietta have now received all the necessary approvals and expect the merger to close promptly.

13.    Subsequent Events

The Company evaluated subsequent events through July 1, 2014, the date the accompanying consolidated financial statements were issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following the announcement of the proposed merger between Martin Marietta and TXI, a purported stockholder of Martin Marietta filed a putative class action lawsuit against Martin Marietta and members of the Martin Marietta board, and against TXI, collectively the Defendants, in the Supreme Court of the State of New York, County of New, captioned City Trading Fund, on Behalf of Itself and All Others Similarly Situated v. C. Howard Nye, et at., Index No. 651668/2014. The plaintiff alleges that Martin Marietta and its board members breached their fiduciary duties by failing to disclose material information in the joint proxy statement/prospectus filed by Martin Marietta and TXI for the merger between them, and that TXI aided and abetted such breach. The plaintiff seeks, among other things, injunctive relief enjoining TXI and Martin Marietta from proceeding with the merger absent additional disclosures, damages and an award of attorneys’ and other fees and costs.

In June 2014, counsel for the Defendants pertaining to two separate lawsuits (filed February 2014 and June 2014) related to the merger, entered into the memorandums of understanding (the “MOU”) with the plaintiffs pursuant to which Martin Marietta and TXI have agreed to make certain disclosures concerning the merger. In addition, the MOUs provide that, subject to approval by the Court after notice to the members of each plaintiff class (the “Class Members”), the lawsuits will be dismissed with prejudice and all claims, including derivative claims, that the Class Members may possess with regard to the merger will be released. In connection with the settlements, the plaintiffs’ counsel have expressed their intention to seek an award by the court of attorneys’ fees and expenses. The amount for attorneys’ fees and expenses is unknown at this time but the Company’s belief is it will not have a material adverse effect on its financial condition.

Martin Marietta intends to refinance the Company’s 9.25% senior notes prior to August 14, 2015, resulting in a make whole premium in accordance with the terms of the Indenture.

The Company will be liable for certain contingent fees due to its investment bankers of an additional $14.4 million and to its attorneys an additional $2.5 million upon the closing of the merger with Martin Marietta, which have not been accrued in the Company’s consolidated balance sheet as of May 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2014	Aug.	Nov.	Feb.	May
Net sales	$233,082	$208,892	$207,828	$262,330
Gross profit	30,666	14,157	11,993	43,814
Net income (loss) from continuing operations	429	(17,640)	(21,769)	7,185
Net income from discontinued operations	—	—	—	1,347
Net income (loss)	429	(17,640)	(21,769)	8,532
Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.25
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.24
Net income from discontinued operations:
Basic earnings per share	$—	$—	$—	$0.05
Diluted earnings per share	$—	$—	$—	$0.05
Net income (loss):
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.30
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.29

2013	Aug.	Nov.	Feb.	May
Net sales	$174,523	$167,693	$141,359	$213,506
Gross profit	15,200	11,754	12,324	28,000
Net income (loss) from continuing operations	(7,396)	(10,189)	(8,513)	15,604
Net income from discontinued operations	4,738	(933)	2,699	28,540
Net income (loss)(1)	(2,658)	(11,122)	(5,814)	44,144
Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55
Diluted earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55
Net income (loss) from discontinued operations:
Basic earnings (loss) per share	$0.18	$(0.04)	$0.10	$1.00
Diluted earnings (loss) per share	$0.18	$(0.04)	$0.10	$0.99
Net income (loss):
Basic earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.55
Diluted earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.54

(1)	During the May 2013 quarter, we entered into an asset exchange transaction that resulted in the recognition of a gain of $41.1 million reported in our aggregate segment.

Part II

Information not required in prospectus

Item 14.	Other expenses of issuance and distribution

The following table sets forth expenses payable by Martin Marietta Materials, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered, other than underwriting discounts:

Amount to be Paid*
SEC registration fee	$		*
Trustee’s fees and expenses		*	*
Blue Sky fees and expenses		*	*
Legal fees and expenses		*	*
Accounting fees and expenses		*	*
Printing expenses		*	*
Miscellaneous fees and expenses		*	*

Total	$

*	Because this registration statement covers an indeterminate amount of securities, the SEC registration fee is not currently determinable. Such fee is deferred in accordance with Rules 456(b) and 457(r) of the Securities Act.
**	Because an indeterminate amount of securities are covered by this Registration Statement and the number of offerings are indeterminable, the expenses in connection with the issuance and distribution of the securities are not currently determinable. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement.

Item 15.	Indemnification of directors and officers

Our restated articles of incorporation eliminate, to the fullest extent permitted by the North Carolina Business Corporation Act, or the “Business Corporation Act,” the personal liability of each of our directors to the Company and its shareholders for monetary damages for breach of duty as a director. This provision in the restated articles of incorporation does not change a director’s duty of care, but it eliminates monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions that may include decisions relating to attempts to change control of the Company. The provision does not affect the availability of equitable remedies for a breach of the duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; in certain circumstances, however, equitable remedies may not be available as a practical matter. Under the Business Corporation Act, the limitation of liability provision is ineffective against liabilities for (i) acts or omissions that the director knew or believed at the time of the breach to be clearly in conflict with the best interests of the Company, (ii) unlawful distributions described in Business Corporation Act Section 55-8-33, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the provision became effective. The provision also in no way affects a director’s liability under the federal securities laws. Also, to the fullest extent permitted by the Business Corporation Act, our restated bylaws provide, in addition to the indemnification of directors and officers otherwise provided by the Business Corporation Act, for indemnification of our current or former directors, officers and employees against any and all liability and litigation expense, including reasonable attorneys’ fees, arising out of their status or activities as directors, officers and employees, except for liability or litigation expense incurred on account of activities that were at the time known or believed by such director, officer or employee to be clearly in conflict with the best interests of the Company.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 16.	Exhibits

Exhibit No.	Description of document

1 .1*	Form of Underwriting Agreement.

3 .1	Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017).

3 .2	Restated Bylaws of the Company (incorporated by reference to Exhibit 3.01 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on May 22, 2015) (Commission File No. 1-12744).

4 .1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.01 to the Martin Marietta Materials, Inc. registration statement on Form S-1, filed on December 8, 1993) (SEC Registration No. 33-72648).

4 .2	Article 5 of the Company’s Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.01 filed with the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017).

4 .3	Article 1 of the Company’s Restated Bylaws, as amended (incorporated by reference to Exhibit 3.01 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on November 10, 2011) (Commission File No. 1-12744).

4 .4	Form of Indenture for Senior Debt Securities.

4 .5	Form of Indenture for Subordinated Debt Securities.

4 .6	Form of senior note (included in Exhibit 4.4).

4 .7	Form of subordinated note (included in Exhibit 4.5).

4 .8*	Certificate of designation, preferences and rights with respect to any preferred stock issued hereunder.

4 .9*	Form of Warrant Agreement (including form of warrant certificate).

4 .10	Indenture, dated as of December 1, 1995 between Martin Marietta Materials, Inc. and First Union National Bank of North Carolina (incorporated by reference to Exhibit 4(a) to the Martin Marietta Materials, Inc. registration statement on Form S-3 (SEC Registration No. 33-99082)).

4 .11	Form of Martin Marietta Materials, Inc. 7% Debenture due 2025 (incorporated by reference to Exhibit 4(a)(i) to the Martin Marietta Materials, Inc. registration statement on Form S-3 (SEC Registration No. 33-99082)).

4 .12	Indenture, dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee (incorporated by reference to Exhibit 4.1 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 30, 2007 (Commission File No. 1-12744)).

4 .13	Second Supplemental Indenture, dated as of April 30, 2007, between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, to that certain Indenture dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, pursuant to which were issued $250,000,000 aggregate principal amount of 6 1/4% Senior Notes due 2037 of Martin Marietta Materials, Inc. (incorporated by reference to Exhibit 4.3 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 30, 2007 (Commission File No. 1-12744)).

4 .13	Third Supplemental Indenture, dated as of April 21, 2008, between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, to that certain Indenture dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, pursuant to which were issued $300,000,000 aggregate principal amount of 6.60% Senior Notes due 2018 of Martin Marietta Materials, Inc. (incorporated by reference to Exhibit 4.1 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 21, 2008 (Commission File No. 1-12744)).

4 .14	Purchase Agreement, dated as of June 23, 2014 among Martin Marietta Materials, Inc. and Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers named in Schedule 1 thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on June 24, 2014) (Commission File No. 1-12744).

4 .15	Indenture, dated as of July 2, 2014, between Martin Marietta Materials, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on July 2, 2014) (Commission File No. 1-12744).

5 .1	Opinion of Cravath, Swaine & Moore LLP.

5 .2	Opinion of Robinson, Bradshaw & Hinson, P.A.

12 .1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23 .1	Consent of Ernst & Young LLP.

23 .2	Consent of Ernst & Young LLP.

23 .3	Consent of PricewaterhouseCoopers LLP.

23 .4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23 .5	Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit 5.2).

24 .1	Power of Attorney (included in Signature Page).

25 .1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee under the Senior Indenture for the Senior Debt Securities.

25 .2	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee under the Subordinated Indenture for the Subordinated Debt Securities.

*	To be filed by amendment or as an exhibit to a report filed with the SEC and incorporated herein by reference in connection with the offering of a particular class or series of securities, as appropriate.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities in the post-effective amendment at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus (as provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof); provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	For an offering in which the securities to be registered are to be offered to existing security holders pursuant to warrants or rights and any securities not taken by security holders are to be reoffered to the public, the undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes, if applicable, to file an application for the purpose of determining the eligibility of any trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on May 12, 2017.

MARTIN MARIETTA MATERIALS, INC.

By:	/s/ Anne H. Lloyd
Name: Anne H. Lloyd Title: Executive Vice President and Chief Financial Officer

The undersigned officers and directors of Martin Marietta Materials, Inc. hereby severally constitute and appoint Roselyn R. Bar and M. Guy Brooks, III and each of them, attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this registration statement (including post-effective amendments) and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. Howard Nye C. Howard Nye	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 12, 2017

/s/ Anne H. Lloyd Anne H. Lloyd	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 12, 2017

/s/ Dana F. Guzzo Dana F. Guzzo	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	May 12, 2017

/s/ Sue W. Cole Sue W. Cole	Director	May 12, 2017

/s/ John J. Koraleski John J. Koraleski	Director	May 12, 2017

/s/ David G. Maffucci David G. Maffucci	Director	May 12, 2017

/s/ William E. McDonald William E. McDonald	Director	May 12, 2017

/s/ Laree E. Perez Laree E. Perez	Director	May 12, 2017

Signature	Title	Date

/s/ Michael J. Quillen Michael J. Quillen	Director	May 12, 2017

/s/ Dennis L. Rediker Dennis L. Rediker	Director	May 12, 2017

/s/ Donald W. Slager Donald W. Slager	Director	May 12, 2017

/s/ Stephen P. Zelnak, Jr. Stephen P. Zelnak, Jr.	Director	May 12, 2017

Index to exhibits

Exhibit No.	Description of document

1 .1*	Form of Underwriting Agreement.

3 .1	Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017).

3 .2	Restated Bylaws of the Company (incorporated by reference to Exhibit 3.01 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on May 22, 2015) (Commission File No. 1-12744).

4 .1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.01 to the Martin Marietta Materials, Inc. registration statement on Form S-1, filed on December 8, 1993) (SEC Registration No. 33-72648).

4 .2	Article 5 of the Company’s Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.01 filed with the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017).

4 .3	Article 1 of the Company’s Restated Bylaws, as amended (incorporated by reference to Exhibit 3.01 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on November 10, 2011) (Commission File No. 1-12744).

4 .4	Form of Indenture for Senior Debt Securities.

4 .5	Form of Indenture for Subordinated Debt Securities.

4 .6	Form of senior note (included in Exhibit 4.4).

4 .7	Form of subordinated note (included in Exhibit 4.5).

4 .8*	Certificate of designation, preferences and rights with respect to any preferred stock issued hereunder.

4 .9*	Form of Warrant Agreement (including form of warrant certificate).

4 .10	Indenture, dated as of December 1, 1995 between Martin Marietta Materials, Inc. and First Union National Bank of North Carolina (incorporated by reference to Exhibit 4(a) to the Martin Marietta Materials, Inc. registration statement on Form S-3 (SEC Registration No. 33-99082)).

4 .11	Form of Martin Marietta Materials, Inc. 7% Debenture due 2025 (incorporated by reference to Exhibit 4(a)(i) to the Martin Marietta Materials, Inc. registration statement on Form S-3 (SEC Registration No. 33-99082)).

4 .12	Indenture, dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee (incorporated by reference to Exhibit 4.1 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 30, 2007 (Commission File No. 1-12744)).

4 .13	Second Supplemental Indenture, dated as of April 30, 2007, between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, to that certain Indenture dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, pursuant to which were issued $250,000,000 aggregate principal amount of 6 1/4% Senior Notes due 2037 of Martin Marietta Materials, Inc. (incorporated by reference to Exhibit 4.3 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 30, 2007 (Commission File No. 1-12744)).

4 .13	Third Supplemental Indenture, dated as of April 21, 2008, between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, to that certain Indenture dated as of April 30, 2007 between Martin Marietta Materials, Inc. and Branch Banking and Trust Company, Inc., as trustee, pursuant to which were issued $300,000,000 aggregate principal amount of 6.60% Senior Notes due 2018 of Martin Marietta Materials, Inc. (incorporated by reference to Exhibit 4.1 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on April 21, 2008 (Commission File No. 1-12744)).

4 .14	Purchase Agreement, dated as of June 23, 2014 among Martin Marietta Materials, Inc. and Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers named in Schedule 1 thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on June 24, 2014) (Commission File No. 1-12744).

4 .15	Indenture, dated as of July 2, 2014, between Martin Marietta Materials, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on July 2, 2014) (Commission File No. 1-12744).

5 .1	Opinion of Cravath, Swaine & Moore LLP.

5 .2	Opinion of Robinson, Bradshaw & Hinson, P.A.

12 .1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23 .1	Consent of Ernst & Young LLP.

23 .2	Consent of Ernst & Young LLP.

23 .3	Consent of PricewaterhouseCoopers LLP.

23 .4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23 .5	Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit 5.2).

24 .1	Power of Attorney (included in Signature Page).

25 .1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee under the Senior Indenture for the Senior Debt Securities.

25 .2	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee under the Subordinated Indenture for the Subordinated Debt Securities.

*	To be filed by amendment or as an exhibit to a report filed with the SEC and incorporated herein by reference in connection with the offering of a particular class or series of securities, as appropriate.